UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. _________)*

YATRA ONLINE, INC.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G98338 109

(CUSIP Number)

December 16, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G98338 109	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fuh Hwa Securities Investment Trust Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Taiwan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
	5	SOLE VOTING POWER

0 ordinary shares

	6	SHARED VOTING POWER

2,939,000 ordinary shares

	7	SOLE DISPOSITIVE POWER

0 ordinary shares

	8	SHARED DISPOSITIVE POWER

2,939,000 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,939,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. G98338 109	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Yatra Online, Inc.. (“Issuer”)

Item 1(b.)	Address of Issuer’s Principal Executive Offices:

1101-03, 11th Floor, Tower-B, Unitech Cyber Park, Sector 39, Gurgaon, Haryana 122002, India

Item 2(a).	Name of Persons Filing:

Fuh Hwa Securities Investment Trust Co., Ltd. (“Fuh Hwa”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The business address of Fuh Hwa is 8F, No. 308, Bade Rd., Taipei 10492, Taiwan.

Item 2(c).	Citizenship:

Fuh Hwa is a Taiwan company.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value $0.0001 per share

Item 2(e).	CUSIP Number:

G98338 109

Item 3.	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act;

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount beneficially owned:

Fuh Hwa, in its capacity as adviser to certain mutual funds and managed accounts, directly or indirectly through its subsidiaries, may be deemed to beneficially own 2,939,000 ordinary shares of the Issuer.

(b)	Percent of Class:

9.2%

CUSIP No. G98338 109	13G	Page 4 of 5 Pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0 ordinary shares

(ii)	Shared power to vote or to direct the vote: 2,939,000 ordinary shares

(iii)	Sole power to dispose or to direct the disposition of: 0 ordinary shares

(iv)	Shared power to dispose or to direct the disposition of: 2,939,000 ordinary shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [  ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The ordinary shares as to which this schedule is filed by Fuh Hwa, in its capacity as investment adviser, directly or indirectly through its subsidiaries, are owned of record by certain mutual funds and managed accounts that are clients of Fuh Hwa. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. G98338 109	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2016

FUH HWA SECURITIES INVESTMENT TRUST CO., LTD.

By:	/s/ Duh Jiunn Shyong
Name:	Duh Jiunn Shyong
Title:	Chairman